Consent of Independent Auditors

The Shareholders and Board of Directors of
Aetna Insurance Company of America:

We consent to the use of our audit reports dated March 20, 1996, with respect to the balance sheets of Aetna Insurance Company of America (the "Company") as of December 31, 1995 and 1994 and the related statements of income, changes in shareholder's equity, and cash flows and related schedules for each of the years in the three-year period ended December 31, 1995, which reports are included herein and to the reference to our firm under the heading "Experts" in the prospectus.

Our reports refer to changes in 1993 in the Company's accounting for certain investments in debt and equity securities.

                                                        /s/KPMG PEAT MARWICK LLP
Hartford, Connecticut
February 27, 1997